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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Schedule 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                                  Tescorp, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.02 per share
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                         (Title of Class of Securities)


                                    881584106
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                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

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                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                   Page 1 of 6
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CUSIP No. 881584106                  13G                      Page 2 of 6 Pages
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1                 NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Arnhold and S. Bleichroeder, Inc.

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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   |_|

                                                                     (b)   |_|

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3                 SEC USE ONLY

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4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
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                           5        SOLE VOTING POWER

NUMBER OF                           577,400(1)
SHARES                     ----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY
EACH                       ----------------------------------------------------
REPORTING                  7        SOLE DISPOSITIVE POWER
PERSON
WITH                                577,400(1)
                           ----------------------------------------------------
                           8        SHARED DISPOSITIVE POWER

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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    577,400(1)
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*                                  |X|

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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    4.4%
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12                TYPE OF REPORTING PERSON*

                                    BD
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       (1) Pursuant to Rule 13d-4 promulgated under the Act, Arnhold and S.
Bleichroeder, Inc. specifically disclaims beneficial ownership of 728,500 shares of Common Stock.  See Item 4(a) of this statement.
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CUSIP No. 881584106                  13G                      Page 3 of 6 Pages
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Item 1(a).        Name of Issuer:

                  Tescorp, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  327 Congress Avenue, Suite 200, Austin, Texas 78701.

Item 2(a).        Name of Person Filing:

                  Arnhold and S. Bleichroeder, Inc. ("Bleichroeder").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  45 Broadway, New York, NY 10006.

Item 2(c).        Citizenship:

                  A corporation organized under the laws of the United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.02 per share, of the Company ("Common Stock").

Item 2(e).        CUSIP Number:

                  881584106.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)    |X| Broker or dealer registered under Section 15 of
                             the Act.

Item 4.           Ownership.

                  (a)     Amount beneficially owned:

                  As of December 31, 1995, Bleichroeder held an aggregate of 577,400 shares of Common Stock directly for its own account. Such shares include: (i) 283,800 shares issuable upon exercise of a Stock Purchase Warrant, dated as of May 5, 1995, exercisable, at any time and from time to time, on or prior to May 5, 2000, at an exercise price of $2.00 per share (subject to

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CUSIP No. 881584106                  13G                      Page 4 of 6 Pages
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certain adjustments); (ii) 165,600 shares issuable upon exercise of a Stock
Purchase Warrant dated as of December 21, 1995, exercisable, at any time and from time to time, on or prior to December 21, 2000, at an exercise price of $3.125 per share (subject to certain adjustments); and (iii) 128,000 shares issuable upon conversion of 4,000 shares of the Company's Series 1995 8% Convertible Preferred Stock (the "1995 Preferred Stock"), convertible, at any time and from time to time, into the number of shares of Common Stock as is determined by dividing $100 by a conversion price of $3.125 per share (subject to certain adjustments).

                  In addition, Bleichroeder is the investment advisor for a number of investment companies (each, a "Fund"). Pursuant to its advisory agreement with each Fund, Bleichroeder has sole power to vote and dispose of the securities held by each Fund and therefore may be deemed the beneficial owner, for the purposes of Rule 13d-3 promulgated under the Act ("Rule 13d-3"), of the securities held by each Fund. Bleichroeder may also be deemed the beneficial owner, for the purposes of Rule 13d-3, of the securities held in discretionary accounts (the "Discretionary Accounts") for which Bleichroeder acts as investment advisor. Bleichroeder has sole power to vote and dispose of the securities held in the Discretionary Accounts. An aggregate of 728,500 shares of Common Stock are held by such Funds and in such Discretionary Accounts. Such shares include an aggregate of 536,000 shares issuable upon conversion of an aggregate of 16,750 shares of 1995 Preferred Stock.

                  Pursuant to Rule 13b-4 promulgated under the Act, Bleichroeder expressly disclaims beneficial ownership of the 728,000 shares of Common Stock held by such Funds and in such Discretionary Accounts.

                  Bleichroeder's decisions regarding the voting and disposing of securities held in each Fund, in each Discretionary Account and for Bleichroeder's own account are made separately for each such Fund or account, depending upon the relevant investment objectives and other factors. Bleichroeder disclaims the existence of a "group" among itself, the Funds and the Discretionary Accounts for the purposes of Sections 13(d) and 13(g) of the Act.

                  (b)      Percent of Class:

                  4.4%(2). Such percentage increases to 9.6%(2), if the 728,500 shares of Common Stock to which Bleichroeder expressly disclaims beneficial ownership are included in such calculation.


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                  (2) Based on 12,482,049 shares of Common Stock outstanding as of February 28,1996.

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CUSIP No. 881584106                  13G                      Page 5 of 6 Pages
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                  (c)      Number of shares to which such person has:

                  (i)      Sole power to vote or direct the vote:    577,400(3).

                  (ii)     Shared power to vote or direct the vote:           0.

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                           577,400(3).

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                                    0.

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  See Item 4(a) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  N/A.

Item 8.           Identification and Classification of Members of the Group.

                  N/A.

Item 9.           Notice of Dissolution of a Group.

                  N/A.

Item 10.          Certification.

                           By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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         (3) Excludes the 728,500 shares of Common Stock to which Bleichroeder expressly disclaims beneficial ownership. See Item 4(a) above.

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CUSIP No. 881584106                  13G                      Page 6 of 6 Pages
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              April 12, 1996
                                  -----------------------------------------
                                                  Date


                                  ARNHOLD AND S. BLEICHROEDER, INC.



                                  BY: /s/ Charles J. Rodriguez
                                 ------------------------------------------
                                 Charles J. Rodrigez, Senior Vice President


                                 BY: /s/ William P. Casciani
                                 ------------------------------------------
                                 William P. Casciani, Senior Vice President